SCULPTOR DIVERSIFIED REAL ESTATE INCOME TRUST, INC.
9 West 57th Street, 40th Floor, New York, NY 10019
Via EDGAR

January 24, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Attn:    Jessica Barberich
Re:     Sculptor Diversified Real Estate Income Trust, Inc.
Amended Registration Statement on Form 10
Filed August 15, 2023
    File No. 000-56566

Dear Ms. Barberich:

Thank you for your letter dated December 8, 2023, pertaining to the post-effective amendment to the Form 10 filed on September 13, 2023, by Sculptor Diversified Real Estate Income Trust, Inc., a Maryland corporation (the “Company”). We have included your comment below, followed by the Company’s response.

Comment: We received your letters dated August 15, 2023 and September 13, 2023, which you provided in response to staff comments in connection with the review of your Form 10 filed July 5, 2023 and a post-effective amendment to that Form 10 filed September 13, 2023. Given your significant asset concentration due to triple-net lease arrangements with subsidiaries of Sevita as well as guarantee agreements by Sevita, we believe that the financial statements of Sevita are necessary for an adequate presentation of your financial condition. Based on the information you provided in your letters and pursuant to our authority in Rule 3-13 of Regulation S-X, we require that you amend your Form 10 to include audited financial statements of Sevita as of and for the year ended December 31, 2022….

Response:

The Company acknowledges the Staff’s position with respect to the requested financial statements and respectfully requests that the Staff consider alternatives. As an initial matter, we note that Regulation S-X does not require the financial statements at issue, and the Staff has acknowledged that there may be circumstances when “less detailed financial information is appropriate based on a registrant’s particular facts and circumstances or the lessee financial statements are not available.”1 As discussed below, we believe that the Company’s circumstances are of the type contemplated by the Staff when acknowledging that audited financial statements of a lessee may not be necessary.

Accommodating the Staff’s request could cause significant harm to the Company and its investors. The financial information sought was provided pursuant to a confidentiality agreement with Sevita, and Sevita maintains that the disclosure of any of their confidential financial information would be a breach of that agreement. Moreover, while we have Sevita’s 2022 audited financial statements, we do not have Sevita’s 2023 audited financial statements, and we believe that we will be unable to procure them from Sevita without reassurance that such financial statements would be kept confidential. Most importantly, Sevita is the largest home-based care provider serving individuals with intellectual and developmental disabilities in the country. Jeopardizing our relationship with Sevita by sharing information that was provided confidentially may adversely affect both our existing lease arrangements with Sevita and our ability to lease additional space to Sevita and its subsidiaries in the future.

Given the potential harm to investors from the disclosure of Sevita’s financials, we respectfully request that the Staff consider the following alternative measures for the protection of investors. After reviewing a similar precedent, the Company proposes to amend its Form 10 to provide condensed combining financial information as of December 31, 2022, that would set forth the net contribution to the Company’s financial results from the leasing operations of
1 Division of Corporation Finance, Financial Reporting Manual, Section 2340.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 24, 2024

properties leased to subsidiaries of Sevita as compared to properties leased to others.2 Specifically, the Company proposes to provide as part of its audited financial statements the results of operations and net assets of the Company that are related to (i) Sevita3, (ii) the Company’s other CapGrow lessees, (iii) the Company’s student-housing property and (iv) the Company’s corporate functions. Additionally, the Company proposes to provide details of cash rent billed and collected for Sevita for all periods presented. For an example of the presentation of the results of operations and net assets contemplated, please see Note 11 to the audited financial statements of Getty Realty Corp. included in its Annual Report on Form 10-K for the year ended December 31, 2009, and in annual and quarterly reports filed through the first quarter Form 10-Q in 2012. (As you have discussed with our counsel, Getty Realty also had a significant tenant with a triple-net lease and was asked by the Staff to provide the audited financials of the tenant. Similar to our situation, Getty Realty’s significant tenant maintained that Getty Realty was contractually prohibited from sharing such information.)

The Company further proposes to revise its Form 10 disclosure regarding Sevita as follows:

While CapGrow currently leases properties to 38 different care providers, there are four that each represent more than 5% of CapGrow’s annual rent, and collectively, the leases on the properties with these tenants contribute over ~~73~~72% of the Company’s annual rental income as of ~~June~~September 30, 2023. National Mentor Holdings, Inc., a Delaware corporation doing business as “Sevita,” is the largest home-based care provider serving individuals with intellectual and developmental disabilities in the country. Through ~~48~~44 separate subsidiaries, Sevita has leased ~~513~~517 of CapGrow’s properties and its leases represent approximately ~~50~~49% of the Company’s rental income for the ~~six~~nine months ended ~~June~~September 30, 2023 ~~and 44% of the Company’s total assets as of June 30, 2023~~. There are no cross-default provisions among the hundreds of leases. Although Sevita is not a party to those leases, Sevita has entered into separate guarantees with respect to each of the hundreds of leases by its subsidiaries for 421 of CapGrow’s properties, which represents approximately ~~42~~41% of the Company’s rental income for the ~~six~~nine months ended ~~June~~September 30, 2023 ~~and 37% of the Company’s total assets as of June 30, 2023~~. Sevita has guaranteed a significant concentration of our revenue. For more information about the relative importance of Sevita and its subsidiaries to our financial results, see the segmented reporting set forth in the notes to our consolidated financial statements.

Sufficiently adverse developments with respect to Sevita’s business such that its subsidiaries could not honor their lease obligations or such that Sevita could not honor its many separate guarantees would likely have a greater adverse impact on our results of operation and financial condition than would otherwise be the case without this concentration risk. Although Sevita reportedly sold a 25% stake in itself in 2022 at a price reflecting a $3 billion valuation,4 several factors may negatively impact the financial condition of Sevita, as well as the other providers who lease our properties: (i) inflationary pressures in a tight labor market, (ii) higher interest expenses and (iii) potentially lower reimbursement rates from government payers (primarily Medicaid) due to budgetary constraints. We understand that Sevita has received an issuer credit rating of B- from S&P Global Ratings, which reflects S&P Global Ratings’ January 2, 2024 review.

Sevita provides its financial statements to us confidentially and maintains that we may not share those financial statements with current or prospective stockholders. Therefore, an investment in our shares involves greater risk of loss because investors are unable to assess the financial position of the guarantor of a significant percentage of our rental revenue. Moreover, if we were to file a registration statement under the Securities Act of 1933, we may be required to include financial statements of Sevita if the properties that are the subject of triple-net leases and guaranteed by Sevita represent 20% or more of our assets as of our most recent balance sheet date. Therefore, the timing of our ability to raise capital via a registration statement under the Securities Act of 1933 may be impacted and could adversely affect our liquidity and our financial condition.

2 Alternatively, if preferred by the Staff, we could segment only those leases guaranteed by Sevita.
3 Or, if preferred by the Staff, the leases guaranteed by Sevita.
4 This figure is footnoted in the Form 10 with the following source information: Madison Dearborn to Buy 25% of Sevita at Roughly $3B Valuation - Behavioral Health Business (bhbusiness.com). For closing date, see Sevita Health | Investments | Madison Dearborn (mdcp.com).

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 24, 2024

We believe that, especially with the amendments to the Form 10 described above, the inclusion of Sevita’s financial statements are not necessary for an adequate presentation of our financial condition or for the protection of our investors, all of whom are accredited investors and are aware of Sevita’s significance to the Company and will be made aware through the proposed disclosure above of our inability to share Sevita’s financial statements.

As noted above, the accommodation we request is similar to that permitted by the Commission for Getty Realty Corp. Although we appreciate that these decisions are made on a facts-and-circumstances basis, there are a number of factors that make the proposed segmented-reporting appropriate for the Company’s circumstances. For example, we note the following:

•Sevita’s rental payments are principally derived through Medicaid waivers from 23 different states. We believe this funding greatly mitigates the Company’s dependence on Sevita. For this reason, the Company’s independent valuation adviser, which values our investment in CapGrow for purposes of the establishment of our net asset value per share, does not consider the credit quality of CapGrow’s lessees.

•Our leases with Sevita are with 44 separate subsidiaries of Sevita, with an average remaining lease term of 3.28 years (excluding extension options).

•We are in the early stages of the life of our company, having commenced operations in December 2022, and having commenced a continuous private offering in March of 2023 to raise capital to acquire additional real estate. Over time, we expect Sevita’s significance to our portfolio to decline.

•The Company’s shares are not traded on an exchange. Our shares are purchased from the Company and redeemed by the Company based on the net asset value of the shares, which value is determined with the assistance of third-party appraisal firms without regard (as noted above) to the credit quality of CapGrow’s leases.

•Only accredited investors may purchase shares in our private offering.

•We currently have 122 shareholders.

•We are a smaller reporting company, with annual revenues of less than $40 million (based on September 2023 unaudited financial information as disclosed in our Form 10-Q for the nine months ended September 30, 2023).5

With respect to the last factor noted above, the Commission’s rules with respect to smaller reporting companies reflect a policy position that the benefit of disclosure can be outweighed by the burden of producing that disclosure. For example, smaller reporting companies are not subject to Rule 3-09 of Regulation S-X, which requires separate financial statements of certain significant unconsolidated subsidiaries. In our case, the burden of providing the Sevita financial statements goes far beyond the ordinary cost considerations motivating the Commission’s policies with respect to smaller reporting companies. As noted above, the provision of those financials could lead to (i) litigation, (ii) the inability to procure Sevita’s audited financial statements for 2023 and beyond and (iii) damage to our relationship with the largest home-based care provider serving individuals with intellectual and developmental disabilities in the country, which, through 44 subsidiaries, accounted for approximately 49% of our revenues for the nine months ended September 30, 2023.

In conclusion, for the reasons noted above, we respectfully request that the SEC accept our proposal above rather than require the inclusion of Sevita’s financial statements in the Company’s Form 10. Should you have any questions regarding the foregoing, please contact Robert Bergdolt at DLA Piper LLP (US) by email at robert.bergdolt@us.dlapiper.com or by phone at (919) 786-2002.
5 With respect to all of these factors, we believe our circumstances compare favorably with those of Getty Realty Corp. at the time of the Commission’s acceptance of Getty Realty’s segmented reporting in lieu of audited financial statements from its significant tenant, which tenant accounted for 71% of Getty Realty’s revenue.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 24, 2024

Very truly yours,
Sculptor Diversified Real Estate Income Trust, Inc.

By:	/s/ Steven E. Orbuch
	Name:	Steven E. Orbuch
	Title:	Chief Executive Officer

cc:	Robert Bergdolt, DLA Piper LLP (US)
Ruairi Regan
Frank Knapp
Wilson Lee